Exhibit 99.(a)(1)(O)
Form of Letter Regarding Nonparticipation in Option Exchange Program
May 24, 2006
Dear Pharmion Stock Option Holder,
Our records indicate that you either elected not to participate in the Option Exchange Program that expired on May 22, 2006 or you did not affirmatively elect either way by that date (which has the same effect as an affirmative election not to participate in the program).
We are providing you with this notice as a confirmation of your nonparticipation in the Option Exchange Program. Therefore, you will retain your current Pharmion stock options subject to their original terms and will not receive new options under the program.
If you have any questions, please contact Bridget Gippe at 720-564-9149 (for U.S. employees) or Tennille Wood at +44 1753 240902 (for employees outside of the U.S.) or send an e-mail to stockoptionexchange@pharmion.com.
Sincerely,
Pam Herriott
Vice President, Human Resources
Pharmion Corporation